Exhibit 99.1

No. 27/09

IAMGOLD REPORTS STRONG SECOND QUARTER 2009 RESULTS;

Record Production at Rosebel

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion and Analysis, and mine statistics, please see the Company’s website www.iamgold.com. All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, August 6, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported financial and operating results for the second quarter ending June 30, 2009, with net earnings of $44.1 million or $0.12 per share.

“IAMGOLD’s operating team continues to deliver solid results, with gold production of 249,000 ounces at lower cash costs of $437 per ounce during the quarter. We were pleased with the record production from our flagship Rosebel mine, putting us solidly in control of the production growth we’re achieving. The project development team has made excellent progress at our Essakane project which is ahead of schedule and is now expected to reach production within twelve months, adding another 340,000 ounces of gold during the first twelve months of operation to our production profile.

Key results achieved in the second quarter included, increased 2009 production guidance at decreased average cash costs; a plant expansion at our niobium mine that significantly increases the mine’s long-term cash flow and mine life plus significant investment initiatives consistent with our long-term growth strategy,” stated Joseph Conway, President & CEO.

Q2 2009 HIGHLIGHTS

•	Revenues of $225.3 million

•	Net earnings of $44.1 million ($0.12 per share) including an impairment charge of $9.3 million ($0.03 per share)

•	Operating cash flow of $38.9 million ($0.11 per share)

•	Gold production of 249,000 ounces and average cash cost[1] of $437 per ounce

•	Record production at Rosebel of 104,000 attributable ounces at a cash cost of $367 per ounce

•	Niobec maintains a solid operating margin[1] of $19 per kilogram

•	A continued strong financial position with $479.1 million in available funds

•	A 53% reduction in the frequency of lost time accidents and modified duty injuries

Second quarter gold sales of 252,000 ounces at an average realized gold price of $898 per ounce, resulted in net earnings of $44.1 million ($0.12 per share), compared to $33.2 million ($0.11 per share) for the prior year period. This result includes (net of taxes) a foreign exchange gain of $15.2 million due mainly to the strengthening Canadian

(1)

Cash cost per ounce and Unit operating margin per kilogram of niobium for the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

dollar partially offset by an impairment charge of $9.3 million related to the acquisition costs of exploration properties in Tanzania.

Cash flow from second quarter operating activities was $38.9 million ($0.11 per share), down from $44.8 million ($0.15 per share) in the second quarter of 2008. Improvements in cash mining costs were more than offset by increased spending on exploration, and additional resources to support acquisition, development, and process improvement activities.

Gold production for the second quarter of 2009 was 249,000 ounces at an average cash cost of $437 per ounce. This compares to production of 255,000 ounces at an average cash cost of $472 per ounce in the second quarter of 2008. The Company has effectively replaced the ounces lost by the closure of the Sleeping Giant mine at the end of 2008. Removing Sleeping Giant from the comparable period would have increased revenues by $23 million or 11%. The relative increase in production at lower cash costs per ounce in the second quarter of 2009 is primarily a result of productivity improvements at Rosebel combined with royalty expense savings.

With six months of solid operating results and exceptional productivity improvements at Rosebel, the Company raised its 2009 production guidance by 30,000 to 40,000 ounces to 910,000 to 920,000 ounces at lower cash costs of between $460 and $470 per ounce (from 880,000 ounces at between $470 and $480 per ounce).

The Company’s objective to maintain high standards in health and safety continued, with a reduction of 53% in the frequency of lost time accidents and modified duty injuries, as compared to the first half of 2008.

2009 Expenditures Fully Funded – Balance Sheet Remains Strong

The Company’s cash, cash equivalents and gold bullion (at market value) position remains very strong with $394.8 million in available capital, at June 30, 2009. In addition, the availability under the credit facility at June 30, 2009 was $84.3 million, for a total of $479.1 million of available funds.

Financing activities during the quarter included an equity financing, where the Company issued 1,379,310 flow-through common shares at C$14.50 per share to raise $17.5 million specifically relating to the Westwood project; as well as filing on July 29, 2009 a final base shelf prospectus allowing the Company the financial flexibility to execute on its aggressive growth strategy.

Capital expenditures in the quarter were $144.1 million, with the majority relating to construction of the Essakane and Westwood development projects and mining fleet improvements at Rosebel.

In 2009, full year capital expenditures are now projected at $448.4 million, up slightly from the previous estimate of $439.5 million. The change is mainly due to the earlier purchase of the Rosebel mining equipment.

With $479.1 million in available funds, the Company is well funded for the development and exploration of its pipeline of gold projects.

Rosebel Mine – Record Production and Cash Costs

At the Rosebel mine in Suriname, the recent mill expansion came into full effect during the second quarter as the mill operated at above its nameplate capacity of 11 million tonnes per annum achieving record mill throughput 44% higher than the prior year period and 18% higher than the first quarter of 2009. This resulted in record production of 109,000 ounces (on a 100% basis) in the quarter, an increase of 38% over the prior year period.

In addition, the new and enhanced mining fleet, revised pit design and increased operating efficiencies combined to achieve significantly increased mine production.

The higher gold production at Rosebel combined with royalty expense savings were key contributors to the 24% decrease in average cash cost to $367 per ounce versus the same period in 2008.

Doyon Division Mines – Mine Life Extended and Cost Controls Continue

At the Doyon division mines in Quebec, production remained at similar levels to the prior year period, despite the mines approaching their end of life, with lower cash costs due to the strengthened US dollar (relative to the Canadian dollar) and lower royalty expenses. The royalty expense decreased by $75 per ounce, primarily as a result of the acquisition of the participation royalty in 2008 that eliminated the royalty obligation on production from the Doyon mine and the Westwood project.

Due to better than expected results the Doyon life of mine has been extended into the fourth quarter of 2009, from the originally planned May 2009. The Mouska mine is now expected to operate into at least the second quarter of 2010.

Niobec Niobium Mine – Extended Mine Life and Increased Long-Term Cash Flows

At the Niobec niobium mine in Quebec, margins remain strong. Niobium production for the second quarter was 0.9 million kilograms, compared to 1.0 million kilograms in the second quarter of 2008. The decrease in niobium production was a result of lower tonnage hoisted and processed and lower grades and recoveries, due to a higher silica content in the stopes being mined. Stope sequencing has been modified to include higher grade stopes for the second half of 2009.

The second quarter operating margin of $19 per kilogram of niobium increased by 27% compared to $15 per kilogram in the prior year period. This was primarily a result of an increase in the niobium price.

In June 2009, the Company approved a mill expansion and paste backfill plant addition for Niobec. The mill expansion will increase mill throughput by 24%. Construction of the mill expansion began in June 2009 and is estimated to be completed during the third quarter of 2010. The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material significantly reducing the need for natural ore pillars. The paste backfill plant approval has allowed an increase in proven and probable reserves by 36% and inferred resources by 72% (as previously announced on February 23, 2009). Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and is estimated to be completed during the second quarter of 2010.

Essakane Project – Commercial Production Now Expected in August 2010

At the Essakane project in Burkina Faso, construction is ahead of schedule with commercial production now scheduled for August 2010. The project is expected to contribute an estimated 340,000 attributable ounces of gold in its first twelve months with lower than life-of-mine production costs.

In June 2009, the Company announced an updated gold reserves and resources statement for Essakane (on a 100% basis) with an increase of 8% or 245,000 ounces in probable reserves to 3.37 million ounces. This updated reserve and resource statement has been calculated from a new block model based on a gold price of $700 per ounce and an oil price of $70 per barrel.

The Company is working on a new mining schedule and operating cost estimate based on the new block model and pit design. The development team is proactively looking to advance the project schedule and identify capital cost savings opportunities while maintaining the IAMGOLD standard for safety and security.

Westwood Project – Shaft Sinking Commenced

At the Westwood project in Quebec construction is on schedule. In June 2009, the Company announced an increase in the resource base and that shaft sinking had commenced. The revised estimate identifies an inferred resource of 9.4 million tonnes of mineralization at an average grade of 11.4 g/t Au containing 3.4 million ounces of gold using a 6.0 g/t Au cut-off grade. This revised resource estimate shows a 17% decrease in tonnage (due to reduction of the minimum width from 3 metres to 2 metres and reinterpretation) and a 31% increase in grade, generating a 9% increase in gold ounces from the previous undiluted resource estimate released in July 2008 using a 4.0 g/t Au cut-

off grade. Indicated resources for a sector of the Zone 2-30 and the Warrenmac deposit are in addition to the resources mentioned above.

As a result of the Company’s aggressive development plan, a revised scoping study for the project is expected to be completed during the fourth quarter of 2009. Additional information gathered from the delineation program has improved the geological model, and will be used in the study.

Quimsacocha Project – Ready to Resume Development

In May 2009, the Government of Ecuador issued new transitional regulations to expedite the resumption of mining activities pursuant to the new Mining Law passed in the first quarter of 2009. As of the end of the second quarter of 2009, the Company has fully complied with all requirements under the transitional regulations and is awaiting the delivery of an authorization from the Mining Ministry to recommence mining activities.

During the second quarter of 2009, the Company continued with advancement of engineering for the concentrator. The Company intends to resume drilling and other feasibility work at Quimsacocha immediately upon receipt of the authorization, with the final feasibility study expected to take twelve months to complete at a cost of $14 million.

Exploration and Development – Aggressive Organic Growth

The second quarter of 2009 exploration activities and new projects focused on the Company’s keys areas, namely West Africa, the Guiana Shield, Brazil and the northern Andean regions of South America, and Quebec.

The 2009 emphasis continues to be acquisition of advanced exploration projects, resource development, resource conversion at Rosebel (drilling of 90,000 metres), and progressing the portfolio of greenfield projects. In addition, over 140,000 metres of drilling is planned on projects. Planned exploration expenses in 2009 are totaling $54.2 million of which $34 million is for greenfield exploration initiatives.

On July 27th, 2009 the Company provided an update on exploration activities. In the second quarter of 2009, the Company incurred $127.6 million on exploration and development stage projects compared to $17.6 million in the second quarter of 2008. The total includes greenfield exploration, near-mine exploration, and development stage projects in the Company’s development pipeline.

Strategic Initiatives

Investment in Oromin Explorations Ltd.

In June 2009, the Company acquired a 17% interest in Oromin Explorations Ltd. (“Oromin”) for $10.3 million. Oromin is a TSX listed company with a joint venture in a property covering a large landholding in Senegal in close proximity to the Sabodala gold mine.

Option and Earn-in agreement on the La Arena project

In June 2009, the Company received a 10.6% interest in Rio Alto Mining Limited (“Rio Alto”)2 following an option and earn-in agreement related to the sale of the La Arena project in Peru.

Rio Alto has the option to purchase all of the shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term of two years (which may be extended by 18 months through the payment of additional fees), Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena project. Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A.

(2)	Rio Alto was subsequently acquired by Mexican Silver Mines Ltd. who then changed its name to Rio Alto Mining Limited.

Buckreef, Tanzania

In consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef Joint Venture Agreements. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef project did not meet the Company’s valuation criteria and the Company has decided to relinquish the associated properties. The Company has enjoyed a close working relationship with the Tanzanian Government, and community relation initiatives will be completed as part of IAMGOLD’s commitment to the local villages at Buckreef. Closure of IAMGOLD’s Tanzanian exploration offices is expected to be completed in the fourth quarter of 2009. This resulted in a second quarter of 2009 impairment charge of $9.3 million related to the carrying value of the exploration properties in Tanzania. Upon completion of the surrender of Buckreef there will be a reduction of measured resources of 212,000 ounces, indicated resources of 573,000 ounces and inferred resources of 727,000 ounces from the Company’s reserve and resource statement.

The Company is also in advanced stages of talks concerning the outright sale of the Company’s interest in the Kitongo project. Upon the completion of the sale of Kitongo there will be a reduction of inferred resources of 291,000 ounces from the Company’s reserve and resource statement.

Attributable Gold Production and Cash Cost Per Ounce

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production		Total Cash Cost (3)		Production		Total Cash Cost (3)
	Three months ended June 30,		Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	104	75	367	485	187	147	379	486
Doyon Division (100%)	28	29	523	631	55	58	526	633
Mupane (100%)	15	25	697	378	29	45	676	398
Joint Venture
Sadiola (38%)	35	45	424	414	71	82	404	408
Yatela (40%)	26	15	334	583	39	32	401	487

	208	189	418	484	381	364	429	481

Working Interests
Tarkwa (18.9%)	31	32	512	478	60	63	519	470
Damang (18.9%)	10	10	609	625	20	20	628	604

	41	42	536	513	80	83	546	502

Total (excluding closed mine)	249	231	437	489	461	447	450	485
Closed Mine (Sleeping Giant)	—	24	—	311	—	42	—	354

Total	249	255	437	472	461	489	450	474

Summarized Financial Results

(in $ millions) (unaudited)	As at June 30, 2009	% Change	As at December 31, 2008
	$		$
Financial Position
Cash and cash equivalents and gold bullion
(a) at market value	394.8	47%	269.1
(b) at cost	341.8	82%	188.2
Total assets	2,826.5	31%	2,151.7
Long-term debt	45.7	(19%)	56.1
Shareholders’ equity	2,311.8	40%	1,655.7

	Three months ended June 30,			Six months ended June 30,
(in $ millions, except where noted)	2009	% Change	2008	2009	% Change	2008
	$		$	$		$
Results of Operations
Revenues	225.3	—	225.1	413.9	(4%)	433.1

Net earnings	44.1	33%	33.2	96.6	43%	67.6
Impairment charge	9.3	n/a	—	9.3	n/a	—

Adjusted net earnings(1)	53.4	61%	33.2	105.9	57%	67.6

Basic net earnings per share ($/share)	0.12	9%	0.11	0.29	26%	0.23
Diluted net earnings per share ($/share)	0.12	9%	0.11	0.28	22%	0.23
Adjusted basic and diluted net earnings per share(1) ($/share)	0.15	36%	0.11	0.31	35%	0.23

Cash Flows
Operating cash flow	38.9	(13%)	44.8	100.2	(15%)	117.9

Key Operating Statistics

Operating results – Gold mines
Attributable gold production (000 oz – IMG share) (2)	249	(2%)	255	461	(6%)	489
Gold sales (including working interests (000 oz – IMG Share)(2)	252	—	252	467	(4%)	484
Average realized gold price ($/oz)	898	2%	878	892	—	888

Cash cost ($/oz) (3)

Cash cost excluding royalties	398	(3%)	410	412	—	411
Royalties	39	(37%)	62	38	(40%)	63

Cash cost (3)	437	(7%)	472	450	(5%)	474

Operating results – Niobium mine
Niobium production (000 kg Nb)	903	(13%)	1,035	1,888	(14%)	2,186
Niobium sales (000 kg Nb)	951	(22%)	1,217	1,814	(20%)	2,263

Operating margin ($/kg Nb)(3)	$19	27%	$15	$21	31%	$16

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings before the impairment charge. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

(2)	Includes gold ounces in the Company’s working interests of Tarkwa and Damang.
(3)

Cash cost per ounce and Unit operating margin per kilogram of niobium for the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

A conference call to review the Company’s second quarter results will take place on Thursday, August 6, 2009 at 11:00 a.m. EST. A webcast of the conference call will be available through the Company’s website www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700, Passcode: 2878668#.

A replay of this conference call will be available from 2:00 p.m. August 6 to August 31, 2009. Access this replay by dialing: North America toll-free: 1-866-551-4520 or 1-212-401-6750, Passcode: 252743#.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci	Tamara Brown
President & CEO	Chief Financial Officer	Director, Investor Relations
Tel: (416) 360-4712	Tel: (416) 360-4742	Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999	Toll-free: 1 888 IMG-9999	Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.